1901 - 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3
Telephone: 604-331-0096  Facsimile: 604-331-0026

March 13, 2007

Sr. Valentin Paniagua Jara
Sra. Maria Ines Vidal Buckley de Paniagua
Calle Victor Maurtua No. 324, Dpto. 301
Distrito de San Isidro, Lima
Peru

Dear Sir/Madam:

Re:

Uranium Properties, Chubut Province, Argentina

We write further to our recent discussions to set forth and confirm our respective understandings of the terms and conditions upon which Wealth Minerals Ltd. (or an existing or to-be-incorporated/acquired Argentinean subsidiary of Wealth) ("Wealth") can acquire from you, Valentin Paniagua Jara and Maria Ines Vidal Buckley de Paniagua  (collectively, "Paniagua") a one hundred (100%) percent right, title and interest in and to those certain exploration concessions ("cateos") and applications therefor situated in the Province of Chubut, Argentina and prospective for uranium.  All monies referred to herein are United States funds unless otherwise indicated.

For the purposes of this agreement, the term "Property" will mean:

(a)

the exploration concessions more particularly set forth and described in Schedule "A" and all rights and appurtenances attached or accruing thereto (the "Paniagua Concessions");

(b)

any substitute or successor mineral tenure granted, issued or obtained in respect of the tenures referred to in subparagraph (a); and

(c)

all information and data with respect to the foregoing mineral tenures in the possession or control of Paniagua as at the date hereof (the "Existing Data").

We confirm our understandings as follows:

1.

Representations and Warranties of Paniagua

Paniagua represents and warrants to Wealth that:

(a)

each of Valentin Paniagua Jara and Maria Ines Vidal Buckley de Paniagua is an individual, of the full age of majority in both Peru and Argentina, and each has all necessary right, power and authority and to apply for, acquire title to, own and dispose of all forms of mineral concessions in Argentina;

(b)

each of Valentin Paniagua Jara and Maria Ines Vidal Buckley de Paniagua has all necessary right, power and authority to enter into this agreement, to agree to collectively dispose of a one hundred (100%) percent right, title and interest in the Property to Wealth upon the terms hereof and to transfer all interest in the Property to Wealth upon compliance by Wealth with the terms and conditions hereof;

(c)

this agreement has been validly entered into, executed and delivered by each of Valentin Paniagua Jara and Maria Ines Vidal Buckley de Paniagua and is binding upon each of Valentin Paniagua Jara and Maria Ines Vidal Buckley de Paniagua, subject to compliance with any necessary qualification of Wealth in Peru and Argentina and any required translation hereof into Spanish and subsequent registration hereof in the applicable Peruvian and Argentinean registry(ies);

(d)

each of the Paniagua Concessions was validly applied for and, when issued, will be registered in the name of Paniagua in the applicable Argentinean public mining and other registries, and all taxes and concession fees are fully paid in respect thereof, each is presently in good standing, subject to compliance with applicable laws of Argentina in connection therewith, and no person other than the Argentinean government has any interest in any portion of the Paniagua Concessions or production therefrom, and each such concession is free and clear of all encumbrances and any adverse claims or other complaints as to its validity;

(e)

to the best of their knowledge, information and belief, all operations on or with respect to the Paniagua Concessions have been carried out in full compliance with all applicable mining, labour, environmental and taxation laws and all necessary permits, consents and authorizations required in connection with work on or with respect to the Paniagua Concessions have been obtained and all terms and conditions thereof have been complied with;

(f)

Paniagua has the right to enter upon and utilize, for the purposes of the exploration and exploitation of the mineral resources thereunder, the surface of the lands subject to the Paniagua Concessions; and

(g)

Paniagua has the exclusive right to grant the option set forth in paragraph 2 to Wealth.

2.

Grant of Option

Paniagua hereby grants to Wealth the sole, exclusive and irrevocable right and option (the "Option") to earn a one hundred (100%) percent right, title and interest in and to the Property by:

(a)

allotting and issuing to Paniagua an aggregate of FIFTY THOUSAND (50,000) fully paid and non-assessable common shares in the capital stock of Wealth (the "Shares"), as follows:

(i)

TEN THOUSAND (10,000) Shares on or before the day which is the day that is TWENTY-ONE (21) days after the date that this agreement has been accepted for filing by the TSX Venture Exchange, Inc. ("TSXV") on behalf of Wealth,

(ii)

an additional TEN THOUSAND (10,000) Shares on or before the day which is twelve (12) months after the date of execution of this agreement by Paniagua (the "Execution Date"),

(iii)

an additional TEN THOUSAND (10,000) Shares on or before the day which is twenty-four (24) months after the Execution Date,

(iv)

an additional TEN THOUSAND (10,000) Shares on or before the day which is thirty-six (36) months after the Execution Date, and

(v)

an additional TEN THOUSAND (10,000) Shares on or before the day which is forty-eight (48) months after the Execution Date, and

(b)

otherwise complying with the terms and conditions of this agreement.

3.

Option is Option Only, Termination for Non-performance

The issuance of the Shares in subparagraph 2(a) is, in all cases, optional, and Wealth is not obligated to make any payments or to issue any Shares.  However, if Wealth fails to issue any Shares set forth in subparagraph 2(a), in each case within the time limits specified, the provisions of paragraph 9 will apply, and if Wealth fails to remedy such default(s) in accordance with that paragraph, Paniagua may, upon notice to Wealth to that effect, terminate the Option, and Wealth will thereupon have no right, title or interest in or to the Property, and no further right to earn any interest therein, and will have no further obligations or liabilities in respect of Paniagua or the Property, except as provided in paragraph 5.

4.

Voluntary Termination of Option by Wealth

Wealth may, at any time, upon not less than fifteen (15) days notice to Paniagua, elect to terminate the Option, and Wealth will thereupon have no right, title or interest in or to the Property, and no further right to earn any interest therein, and will have no further obligations or liabilities in respect of Paniagua or the Property, except as provided in paragraph 5.

5.

Obligations of Wealth Upon Termination of Option

Upon the termination of the Option for any reason whatsoever other than the exercise thereof by Wealth in accordance with the provisions hereof, Wealth will:

(a)

leave the Property in good standing as at the effective date of termination, free and clear of all liens, charges, and encumbrances arising from operations by or on behalf of Wealth, and in a safe and orderly condition and in a condition which is in compliance with all applicable laws including, without limitation, with respect to reclamation and rehabilitation and including the clean-up and removal of any hazardous waste from the Property;

(b)

if requested by Paniagua within sixty (60) days of termination, deliver to Paniagua:

(i)

a summary report on all work carried out by or on behalf of Wealth on the Property and all material results relating thereto (limited to factual matters only),

(ii)

copies of all reports, studies, and assessments prepared by or on behalf of Wealth with respect to work on or for the benefit of the Property not already provided to Paniagua,

(iii)

copies of all drill logs, assay results, maps, field notes, sections, and other factual technical data generated or compiled by or on behalf of Wealth with respect to the Property and work thereon hereunder.

In addition, Wealth will make available for delivery to Paniagua, at the place of storage, all available samples, drill chips, core and cuttings, sample rejects and pulps, and any other physical material removed by or for Wealth from the Property;

(c)

comply with all obligations and make all payments accrued (including any taxes or similar payments and the completion of any necessary assessment work reports) as of the date of termination with respect to the Property; and

(d)

unless otherwise specified by Paniagua, remove from the Property, within six (6) months of the effective date of termination, all machinery, equipment, supplies and facilities erected, installed, or brought upon the Property by or at the instance of Wealth.

6.

Exercise of Option

Upon Wealth having issued FIFTY THOUSAND (50,000) Shares to Paniagua in accordance with the provisions of subparagraph 2(a), the Option will have been exercised and Wealth will have earned and be immediately vested with a one hundred (100%) percent right, title and interest in and to the Property and will give notice (the "Vesting Notice") to that effect to Paniagua.  Forthwith following the receipt by Paniagua of the Vesting Notice, Paniagua will take all necessary actions, execute and deliver all required documents and make or cause or permit to be made all necessary filings as necessary or, in the opinion of counsel to Wealth, desirable, to transfer to Wealth (or its nominee) a one hundred (100%) percent right, title and interest in and to the Property.

7.

Obligations of Wealth during Option

During the currency of the Option:

(a)

Wealth and its agents will have full rights to enter on and to do all work on the Property as Wealth determines to be appropriate, subject to compliance with applicable law;

(b)

representatives of Paniagua authorized in writing by Paniagua will have the right, at the sole expense and risk of Paniagua, of access to and the right to inspect the Property, provided that such rights may only be exercised in a manner which does not unduly interfere with the activities of Wealth on the Property and that Paniagua will defend and indemnify Wealth from and against all liabilities which may be incurred by Paniagua, and of their representatives or any third parties in connection with the exercise of such right of access;

(c)

Wealth will make all payments and take all necessary actions as required to maintain the Property in good standing, and in that regard will be solely responsible for making any necessary payments for the mining rights and any value-added or other taxes associated with the Property, and for preparing yearly work progress reports to the applicable Argentine mining authorities, and will otherwise take all steps necessary to keep the Property free and clear of all liens, charges and encumbrances arising by, through or under Wealth or as a result of any of activities by or on behalf of Wealth hereunder;

(d)

Wealth will, if requested by Paniagua, prepare and deliver to Paniagua, within ninety (90) days of each anniversary of the Execution Date, a written summary progress reports of the work completed in the last twelve (12) month period ending on such anniversary and results obtained (limited to factual matters only), accompanied by copies of all factual data, reports and other non-interpretive information on or with respect to the Property not already provided to Paniagua;

(e)

Wealth will pay, when due and payable, all wages or salaries for services rendered in connection with the Property and all accounts for materials supplied on or in respect of any work or operations performed in connection therewith;

(f)

Wealth will defend, indemnify and save harmless Paniagua from and against any and all costs, liabilities, expenses, claims, suits actions, causes of action, debts, damages or demands claimed against, borne or suffered by Paniagua and caused, directly or indirectly, by any activities of Wealth, or its employees, representatives, consultants or agents, on or with respect to the Property; and

(g)

Wealth will conduct all work on or with respect to the Property in a careful and miner-like manner, following reasonable and prudent international geological exploration methods and approaches, and in compliance with all applicable laws.

8.

Access to Data and Confidentiality

Paniagua will provide to Wealth access to, or copies of, all Existing Data.  All information with respect to the Property generated pursuant to this agreement will be held in confidence by the parties, subject to the right of any party to release any such information (including the Existing Data) as required by applicable law, the order of any duly constituted judicial or governmental authority or the rules, regulations, bylaws or listing agreements of any stock exchange upon which the shares of a party are listed or by Wealth as it may deem necessary to facilitate the financing of work on the Property or in connection with any proposed sale or joint venturing by Wealth of any interest in the Property.

9.

Default

If any party hereto defaults in the performance of any of its obligations hereunder, the party affected by such default may give notice to the defaulting party, and if the defaulting party does not cure such default within:

(a)

in the case of a default by Wealth of any of the requirements of subparagraph 2(a), thirty (30) days, or

(b)

in the case of any other default, thirty (30) days, provided that if any such default (other than with respect to the payment of monies) is, by its nature, not able to be cured within a thirty (30) day period, and the party in default commences reasonable steps to begin to cure such default within the thirty (30) day period specified in this subparagraph 9(b), such party will be allowed such additional time as may be reasonably required to cure such default so long as it diligently proceeds with the curing of such default during such period, after receipt of such notice, then:

(c)

if the affected party is Paniagua and the uncured default is a default by Wealth pursuant to any of the provisions specified in subparagraph 9(a) prior to the exercise of the Option, Paniagua may terminate the Option in accordance with paragraph 3; or

(d)

if Paniagua elects not to terminate the Option pursuant to subparagraph 9(c), or in the case of any other default that is not cured, the affected party may refer the matter to arbitration pursuant to paragraph 13, seeking such relief as it may deem appropriate.

10.

Governing Law

This agreement will be governed by and interpreted in accordance with the laws of British Columbia and those of Canada applicable therein.

11.

Assignment

Wealth will have the right to assign and transfer all of its rights and obligations hereunder without the consent of, but upon notice to, Paniagua, provided that:

(a)

the proposed transferee first enters into an agreement with Paniagua to be bound hereby in respect of the interest to be acquired by the transferee from Wealth; and

(b)

unless otherwise agreed by Paniagua, Wealth will remain obligated to issue the Shares pursuant to subparagraph 2(a) in order to exercise the Option.

12.

Formal Agreement

The parties will use their best efforts to settle and execute formal documentation as necessary to give effect to this agreement in Peru and Argentina within a period of one (1) year following the Execution Date, such formal documentation to reflect the terms and conditions of this letter together with such additional terms and conditions as are typical of option agreements of this nature and will reflect a structure among the parties indicated to be the most beneficial by the parties' Canadian and Peruvian legal and tax advisers, but this agreement is not subject to the settlement and execution such formal documentation and is a binding agreement upon acceptance hereof by Paniagua.  If there are disputes with respect to the form of such formal documentation, the matter will be referred to arbitration in accordance with paragraph 13.

13.

Arbitration

Any dispute, controversy or claim arising out of or relating to this agreement, the breach, termination or invalidity of it, any deadlock or inability of the parties to agree on a course of action to be taken hereunder, or the failure of the parties to settle the formal agreement referred to in paragraph 12, will be referred to and finally resolved by arbitration in accordance with the  "Procedures for Cases under the BCICAC Rules" of the British Columbia International Commercial Arbitration Centre ("BCICAC"), which will administer the arbitration case in accordance with such rules.  If the parties cannot agree on an arbitrator within fifteen (15) days of the matter being referred to arbitration, then the BCICAC will appoint an arbitrator.  The place of arbitration will be Vancouver, British Columbia, Canada and the language used in the arbitral proceeding will be English.  The arbitrator's fees, and the other costs of the arbitration, will be paid by the prevailing party, subject to the contrary decision of the arbitrator.

14.

Force Majeure

No party will be liable for its failure to perform any of its obligations under this agreement due to a cause beyond its control (each such cause referred to as an "Intervening Event") including, but not limited to, acts of God, fire, flood, explosion, severe weather, inability to obtain safe and unrestricted surface access to the Property, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority, excessive delays in obtaining, or the refusal to issue, any required permits or licenses, or non-availability of materials, supplies, labour or transportation.  All time limits imposed by this agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.  A party relying on force majeure will take all reasonable steps to eliminate an Intervening Event and, if possible, will perform its obligations under this agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority.

15.

Legal and Property Title Due Diligence

This agreement is subject to the completion by Wealth of legal and title due diligence on the Property, and results therefrom satisfactory to Wealth, acting reasonably, within a period of thirty (30) days after the Execution Date.  If the results of such due diligence are not satisfactory to Wealth it may, at any time prior to the end of such thirty (30) day period, so notify Paniagua and thereupon this agreement will be terminated without any further obligations of either party to the other.

If the foregoing correctly sets forth the agreement reached among us, kindly acknowledge this by signing and returning to us a copy of this letter on or before the close of business in Vancouver, B.C. on the third (3rd) business day following the date hereof, whereupon a binding legal agreement will be in effect between us and we will instruct our solicitors to prepare the necessary formal documentation.

Yours very truly,

WEALTH MINERALS LTD.

SCHEDULE "A"

THE PANIAGUA CONCESSIONS

No.	Type (Name)	File No.	Granted (Yes/No)	Hectares	Owner
1	Cateo	14810-05	No	5,350	Jara, Valentin Paniagua
2	Cateo	14860-06	No	10,000	Jara, Valentin Paniagua
3	Cateo	14861-06	No	10,000	Jara, Valentin Paniagua
4	Cateo	14862-06	No	6,956	Jara, Valentin Paniagua
5	Cateo	14925-06	No	5,000	Jara, Valentin Paniagua
6	Cateo	14970-06	No	10,000	Jara, Valentin Paniagua
7	Cateo	14971-06	No	10,000	Jara, Valentin Paniagua
8	Cateo	14972-06	No	10,000	Jara, Valentin Paniagua
9	Cateo	14976-06	No	10,000	Jara, Valentin Paniagua
10	Cateo	15028-06	No	7,630	Jara, Valentin Paniagua
11	Cateo	15029-06	No	9,064	Jara, Valentin Paniagua
12	Cateo	15033-06	No	7,543	Jara, Valentin Paniagua
13	Cateo	14984-06	No	9,240	Jara, Valentin Paniagua
14	Cateo	14985-06	No	7,701	Jara, Valentin Paniagua
15	Cateo	14986-06	No	7,696	Jara, Valentin Paniagua
16	Cateo	14987-06	No	9,800	Jara, Valentin Paniagua
17	Cateo	14989-06	No	4,267	Jara, Valentin Paniagua
18	Cateo	14991-06	No	3,700	Jara, Valentin Paniagua
19	Cateo	14992-06	No	6,400	Jara, Valentin Paniagua
20	Cateo	14993-06	No	10,000	Jara, Valentin Paniagua
	Totals:	20